UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34995 / September 6, 2023

In the Matter of

Apollo Global Management, Inc.

9 West 57th Street
43rd Floor
New York, NY 10019

(813-00408)

ORDER UNDER SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940

Apollo Global Management, Inc. filed an application on May 16, 2022 and amendments to the application on November 2, 2022, April 13, 2023, July 19, 2023, and July 28, 2023, requesting an order under sections 6(b) and 6(e) of the Investment Company Act of 1940 ("Act") granting an exemption from all provisions of the Act, except sections 9, 17, 30, and 36 through 53 of the Act, and the rules and regulations thereunder (the "Rules and Regulations"). With respect to sections 17(a), (d), (e), (f), (g), and (j) of the Act, sections 30(a), (b), (e), and (h) of the Act and the Rules and Regulations and rule 38a-1 under the Act, applicants request a limited exemption as set forth in the application.

On August 10, 2023, a notice of the filing of the application was issued (Investment Company Act Release No. 34984). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors.

Accordingly,

IT IS ORDERED, under sections 6(b) and 6(e) of the Act, that the exemption requested by Apollo Global Management, Inc. (File No. 813-00408) is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood
Assistant Secretary